September 24, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Daniel Crawford

Re:	Imunon, Inc. (the “Company”)
Registration Statement Filed on Form S-1 (the “Registration Statement”)
File No. 333-281834

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date for the above-referenced Registration Statement be accelerated to 5:00 p.m., Eastern Time, on September 26, 2024, or as soon as practicable thereafter.

Please contact Megan Gates of Covington & Burling LLP at (617) 603-8805 or mgates@cov.com with any questions you may have regarding this request. In addition, please notify Ms. Gates by telephone when this request for acceleration has been granted.

Respectfully,

Imunon, Inc.

By:	/s/ David Gaiero
Name:	David Gaiero
Title:	Chief Financial Officer

cc:	Megan Gates, Covington & Burling LLP